Exhibit 3.1

AMENDMENT NO. 1 TO BYLAWS

October 15, 2025

Section 13 of the Bylaws is hereby amended and restated in its entirety to read as follows:

“Section 13. Action Without Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing or by electronic transmission, setting forth the action so taken, shall be signed (or otherwise authorized) by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting.”